April 2, 2008
Via EDGAR
Mail Stop 7010
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ConocoPhillips
Preliminary Proxy Statement on Schedule 14A
Filed March 20, 2008
File No. 1-32395
Dear Mr. Schwall:
Based on our discussions with members of your Staff, we confirm that we will revise our disclosures to reflect the following:
At the Staff’s request, we confirm that we will revise our existing disclosures under “Proposed Annual Election of Directors — Summary of Proposed Amendments” on p. 13 to include the following discussion, which was set forth in our response to Comment 1 of your letter dated March 28, 2008:
These amendments are being voted on by our stockholders as a single proposal rather than as separate proposals because they are intertwined as a matter of law. Under Delaware law, corporations without a classified board may not limit the ability of stockholders to remove directors without cause. Thus, if the declassification amendment were to receive the requisite stockholder approval but a separate proposal to remove the limitation on stockholders to remove directors without cause did not, our charter would contain a provision that would be contrary to Delaware law. In addition, if our Board were to be declassified, we feel it would be essential to provide our stockholders with the power to fill vacancies on the Board in the event the entire board were not elected in its entirety, given the possibility under a regime of declassification coupled with majority voting that the entire Board is not elected at a subsequent annual meeting.
Also at the Staff’s request, we confirm that we will restate the third bullet under “Proposed Annual Election of Directors — Summary of Proposed Amendments” on p. 13 to include further clarification regarding the rights of stockholders to elect directors in the event no directors remain in office as follows:
•	Filling of Director Vacancies by Stockholders: Article FIFTH, Section A of our Certificate and Article III, Section 2 of our By-Laws would be amended and restated to eliminate all references to the filling of vacancies in the Board of Directors by stockholders. Following

U.S. Securities and Exchange Commission
April 2, 2008

these amendments, the Company’s governance documents would no longer make any explicit provision for the filling of vacancies in the Board of Directors by stockholders. As a result of these changes, the filling of vacancies in the Board of Directors by stockholders would be governed by the default provision under Delaware law that allows stockholders to replace directors in the event no directors remain in office.
An electronic version of this letter has been filed via EDGAR. In addition, we have provided courtesy copies by mail.

Very truly yours, CONOCOPHILLIPS
/s/ Janet Langford Kelly Janet Langford Kelly Senior Vice President, Legal, General Counsel and Corporate Secretary

cc:	Mr. William E. Wade, Jr.
Chairman of the Compensation Committee
Mr. James E. Copeland, Jr.
Chairman of the Audit and
Finance Committee
Mr. James J. Mulva
Chairman and Chief Executive Officer
Mr. John A. Carrig
Executive Vice President, Finance, and
Chief Financial Officer
Mr. Rand C. Berney
Vice President and Controller
Mr. R. Dale Nijoka
Ernst & Young LLP